Exhibit 99.1

News Release
B2Gold Corp. Announces Commercial Gold Production Ahead of Schedule at Otjikoto Gold Mine, Namibia

Vancouver, March 10, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the Company’s new Otjikoto Gold Mine in Namibia achieved commercial production, ahead of schedule, on February 28, 2015. The ramp up of production continues well ahead of budget.

The open pit Otjikoto Gold Mine poured first gold on December 11, 2014, one week ahead of schedule.  In January 2015, the project continued its strong ramp up to commercial production ahead of schedule and produced 8,587 ounces against a budget of 8,267 ounces.  Better than budgeted performance was attributed to additional mill availability (89.6% versus budget of 70%) and better than anticipated throughput (34% above budget).  February 2015 also saw gold production ahead of budget (10,228 ounces produced versus 8,863 ounces budgeted).  This was a product of better grade than January at 1.57 grams per tonne (versus budget of 1.71) , better mill recoveries at 97.82% (versus budget of 96.17%), and better mill availability at 91.7% for the month (versus budget of 82%). Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput of 65% of faceplate capacity by February 28, 2015, the Otjikoto Gold Project is declaring commercial production as of that date.  Operating cash costs for the month of January were USD$612 per ounce versus a budget of USD$705 ounce.

For 2015, Otjikoto is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost of approximately $500-$525 per ounce and all in sustaining costs of approximately $700 per ounce.  The Company expects annual gold production to increase to approximately 200,000 ounces in 2016 and 2017.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule with the installation of the first additional leach tank to be completed during Q1 2015.  Major additional work that must be completed includes installation of a second leach tank, construction of a pebble crusher and associated piping and pumping components.  It is anticipated that this work will be completed by August 31, 2015.  This will support additional throughput initially from the Otjikoto Mine and subsequently from the fully permitted Wolfshag deposit that is located immediately adjacent to the main, Otjikoto deposit.  The project continued the excellent health and safety record with no lost time accidents for the months of January and February 2015.

The Company would like to thank the B2Gold construction team for their outstanding work in constructing the Otjikoto mine and mill facilities on budget and ahead of schedule. The high quality of construction has resulted in the rapid ramping up of production at Otjikoto.

The B2Gold construction team has commenced road and site construction preparation at the Company’s next planned mine, the recently acquired Fekola Project in Mali. The Company will release the results of the feasibility study at Fekola in June 2015. Based on current assumptions, the Fekola mine has the potential to produce approximately 300,000 ounces of gold per year commencing in early 2018.

B2Gold is a rapidly growing Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce approximately 540,000 ounces of gold in 2015 and ramping up to approximately 900,000 ounces annually by 2018 based on current assumptions.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or recategorization of resources and reserves, the potential for expansion of production capacity, the potential expansion of the Otjikoto mill, the decision to proceed with the development of, the potential construction and completion of, and potential production from, the Fekola gold project, [which is incorporated into the Company’s production projections for 2018]. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, while NI 43-101 recognizes and requires companies to disclose “resources”, U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose in their filings with the SEC mineralization unless they constitute “reserves” by U.S. standards. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. In addition, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release or the Company’s other disclosures that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.